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Exhibit 4.10

Letter authorizing new line of Credit Agreement for Additional Credit Facility with TWDC

RENEWED ADDITIONAL FACILITY

PARTIES:

  1.
  Euro Disney S.C.A. (acting on behalf of the members of the Euro Disney Group), with its registered office at Route Nationale 34, Immeubles Administratifs, Chessy (77777), France

  2.
  The Walt Disney Company ("TWDC"), with its registered office at 500 South Buena Vista Street, Burbank, California 91521

WHEREAS:

  (A)
  To negotiate and implement measures intended to restore, on a long-term basis, the financial situation of the Euro Disney Group, the Euro Disney Group and its Creditors have decided to allow a limited period, which was initially scheduled to terminate on March 31, 2004 (the "Initial Period") and has been extended from April 1, 2004 through May 31, 2004 (the "Additional Period");

  (B)
  As a result of the foregoing, Euro Disney S.C.A. has requested the Creditors to waive, initially during the Initial Period and by way of an extension during the Additional Period, their right to accelerate the loans extended by them due to the occurrence of certain events that could constitute Events of Default or Potential Events of Default;

  (C)
  TWDC has agreed to cover the cash needs of the Euro Disney Group during the Initial Period and now during the Additional Period by making available an additional and fully subordinated cash facility (the "Additional Facility" in respect of the Initial Period and the "Renewed Additional Facility" in respect of the Additional Period) on the terms set forth below;

  (D)
  No amounts were drawn down under the Additional Facility, which will expire at the end of the Initial Period and be replaced by this Renewed Additional Facility.

NOW, THEREFORE, the Parties hereby agree as follows:

Article 1—Definitions

        All capitalized terms used in this agreement and not otherwise defined have the meaning ascribed to their French equivalents in the Common Agreement dated August 10,1994 among Euro Disney S.C.A., EDL Hôtels S.C.A., Euro Disneyland S.N.C., Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hôtel Santa Fe Associés S.N.C., Centre de Divertissements Associés S.N.C. and the Banks that are parties to the Phase 1A Credit, the Caisse des Dépôts et Consignations, the Partners of Euro Disneyland S.N.C party to the Phase 1A Partners Advances, the Banks that are parties to the Phase 1B Credit, the Partners of the Hotel S.N.C.s and the Lenders that are parties to the Phase 1B Partners Advances or in each of the Financing Agreements.

Article 2—Renewed Additional Facility

TWDC hereby makes available the Renewed Additional Facility on the following terms:

  1.
  The Renewed Additional Facility will serve to meet the cash needs of the companies of the Euro Disney Group during the Additional Period, whatever their nature may be (with the exception of any payment related to (i) the Standby Revolving Credit Facility and (ii) the four CDC loans for the financing of the second theme park).

  2.
  The Euro Disney Group may use the Renewed Additional Facility only after the formal and unconditional extension of the duration of the waiver by the Creditors for the Additional Period, as described in paragraph (B) of the recitals hereto, has been obtained; and subject to the condition that the Standby Credit Facility be fully drawn down. Any drawdown request will be sent by Euro Disney to TWDC no later than five days before the drawdown date and shall specify the amount of the drawdown and the account to be credited as well as the term of the first interest period.

  3.
  The aggregate maximum amount that may be drawn under the Renewed Additional Facility may not exceed 25 (twenty five) million euros. No drawdown under the Renewed Additional Facility will be made in the event that any of the Bank Debt Agreements is accelerated or there occurs a force majeure event having a very serious material adverse effect, in the short term and in the long term, on the financial situation and prospects of the Borrowers.

  4.
  The amounts made available to Euro Disney S.C.A. under the Renewed Additional Facility will bear interest for consecutive periods of one, three, six, or twelve months (at the option of Euro Disney S.C.A.) at an annual rate equal to the one-, three-, six-, or twelve-month EURIBOR (as published by Telerate, or, failing that, any comparable source) for such period, increased by one hundred (100) basis points per annum. TWDC will receive no other remuneration in respect of the Renewed Additional Facility.

  5.
  No interest will be paid to TWDC as long as amounts drawn under the Renewed Additional Facility have not been repaid. During such period, interest that has remained unpaid for an entire year will be capitalized in accordance with Article 1154 of the French Civil Code.

  6.
  The principal under the Renewed Additional Facility (principal and capitalized interest) will be repaid to TWDC in two installments. The first installment will be due sixty days after the end of the first fiscal year of Euro Disney S.C.A. in respect of which the Debt (including the CDC loans made pursuant to agreements dated September 30, 1999 relating to the second park) on the last day of such fiscal year shall be equal to or less than 3.5 times the Consolidated Gross Operating Profits for such fiscal year, based on the audited consolidated financial statements of Euro Disney S.C.A. for such fiscal year. The second installment will be due sixty days after the end of the second fiscal year of Euro Disney S.C.A. in respect of which the Debt (including the CDC loans made pursuant to agreements dated September 30, 1999 relating to the second park) on the last day of such fiscal year shall be equal to or less than 3.5 times the Consolidated Gross Operating Profits for such fiscal year, based on the audited consolidated financial statements of Euro Disney S.C.A. for such fiscal year. The first installment will be equal to one half of the total principal outstanding on such date and the second installment will be equal to the balance of the principal. Interest accrued between the date on which interest is last capitalized (or, if applicable, the last interest payment date) and each due date will be payable on such due date.

  7.
  The principal (principal and capitalized interest) will be repaid, at the latest, once all amounts due under the Financing Agreements and the CDC loans relating to the second park shall have been paid or repaid.

  8.
  Subject to paragraph 5 above, any amount that may be made available to one or more companies of the Euro Disney Group under the Renewed Additional Facility will be fully subordinated to all existing financings of the Euro Disney Group and, accordingly, may not become due before payment in full (i) by the companies of the Euro Disney Group of all amounts due by the latter to the Creditors on any account whatsoever and (ii) by the S.N.C.s of all amounts due by the latter to any one of their creditors.

Article 3—Irrevocable commitment

        The provisions of this agreement constitute an irrevocable commitment by TWDC during the Additional Period and shall remain in force as long as any amount under the Renewed Additional Facility remains outstanding. They are expressly stipulated to be given in favor of the Agents and the Creditors.

Article 4—Governing Law and Jurisdiction

        The provisions of this agreement shall be governed by French law.

        Any dispute arising in connection with this agreement shall be subject to the jurisdiction of the Paris Commercial Court.

Article 5—Language

        This agreement is entered into in the French language and the English language.

Article 6—Third Party Beneficiary Rights (Stipulation pour autrui)

        The Agents hereby intervene to accept the third party beneficiary rights (stipulation pour autrui) referred to above.

        Signed in Paris, on March 25, 2004, in three original duplicates.

/s/ JEFFREY SPEED	/s/ THOMAS STAGGS
for Euro Disney S.C.A. by Jeffrey R. Speed Senior Vice President and Chief Financial Officer of Euro Disney S.A. Gérant of Euro Disney S.C.A.	for The Walt Disney Company by Thomas O. Staggs Senior Executive Vice President and Chief Financial Officer

For acceptance of the third party beneficiary rights above,
by the Agents

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  Exhibit 4.10